United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.

Commission File Number: 000-30024

CFM CORPORATION
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(Exact name of registrant as specified in its charter)
460 Admiral Boulevard, Mississauga, Ontario, L5T 3A3 (905) 670-7777
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(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Shares
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(Title of each class of securities covered by this form)
None
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(Titles of all other classes of securities for which a duty to file reports under section 13(a) Or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[X]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[ ]

         Approximate number of holders of record as of the certification or notice date:  191

         Pursuant to the requirements of the Securities Exchange Act of 1934, CFM Corporationhas caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 1, 2004	By: /s/ Sonya Stark
Name: Sonya Stark
Title: Corporate Secretary